

September 8, 2011

Via E-mail
David R. Cupp
President
New Found Shrimp, Inc.
7830 Inishmore Dr.
Indianapolis, Indiana 46214

Re: New Found Shrimp, Inc.
         Amendment No. 1 to Form S-1
         Filed August 30, 2011
         File No. 333-175692

Dear Mr. Cupp:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1 of our letter dated August 17, 2011. In the forepart of the prospectus, please include an affirmative statement to make clear that the company has no present plans to be acquired or to merge with another company nor does the company, nor any of its shareholders, have plans to enter into a change of control or similar transaction.

Management's Discussion and Analysis of Financial Condition, page 26

2.   We note your response to comment 11 of our letter dated August 17, 2011 in which you have filed a demand note as Exhibit 10 to the registration statement. We note that the demand note indicates the note will be secured by giving Lender a security interest in New Found Shrimp Inc.'s company, Freedom Formulations, LLC. Please revise your registration statement to describe New Found Shrimp's relationship to Freedom Formulations, LLC. We note that Brian Kistler appears to be an officer of Freedom

Formulations, LLC. We note your response to comment 2 of our letter dated August 17, 2011; however, in light of this, please describe in greater detail Brian Kistler's association with your company.

Transactions with Related Persons, Promoters and Certain Control Persons, page 30

3.   We note your response to comment 14 of our letter dated August 17, 2011 in which you have revised your disclosure to indicate that you do not have any promoters. Please refer to Rule 405 of Regulation C and revise to identify your promoter(s).

Exhibits

4.   Please provide an updated consent from your independent auditors in your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Telewicz, Staff Accountant, at 202-551-3438 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or Angela McHale, Staff Attorney, at (202) 551-3402 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Clifford J. Hunt, Esq.
        Via E-mail